Exhibit 99.3



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2021

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the period ended March 31, 2021

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the period ended March 31,
($ millions, except per share amounts)

		Three Months Ended	
	Notes	**2021**	2020
Revenues	1		
Gross Sales		**9,523**	4,015
Less: Royalties		**373**	54
		9,150	3,961
Expenses	1		
Purchased Product		**4,094**	2,058
Transportation and Blending		**1,785**	1,912
Operating		**1,134**	554
(Gain) Loss on Risk Management	25	**194**	51
Depreciation, Depletion and Amortization	8,12,13	**1,045**	943
Exploration Expense	11	**6**	3
General and Administrative	5	**163**	(23)
Finance Costs	6	**244**	107
Interest Income		**(4)**	(1)
Integration Costs	4	**223**	-
Foreign Exchange (Gain) Loss, Net	7	**(117)**	637
Re-measurement of Contingent Payment	18	**187**	(130)
(Gain) Loss on Divestiture of Assets		**(12)**	1
Other (Income) Loss, Net		**(72)**	(6)
Share of (Income) Loss From Equity-Accounted Affiliates	14	**(14)**	-
Earnings (Loss) Before Income Tax		**294**	(2,145)
Income Tax Expense (Recovery)	9	**74**	(348)
Net Earnings (Loss)		**220**	(1,797)
Net Earnings (Loss) Per Share ($)	10		
Basic and Diluted		**0.10**	(1.46)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the period ended March 31,
($ millions)

| | Notes | Three Months Ended | |
		2021	2020
Net Earnings (Loss)		**220**	(1,797)
Other Comprehensive Income (Loss), Net of Tax	22		
Items That Will Not be Reclassified to Profit or Loss:			
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**16**	2
Change in the Fair Value of Equity Instruments at FVOCI [1]		**-**	2
Items That May be Reclassified to Profit or Loss:			
Share of Other Comprehensive Income from Equity-Accounted Affiliates		**-**	-
Foreign Currency Translation Adjustment		**(133)**	399
Total Other Comprehensive Income (Loss), Net of Tax		**(117)**	403
Comprehensive Income (Loss)		**103**	(1,394)

[1] Fair value through other comprehensive income (loss) ("FVOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	March 31, 2021	December 31, 2020
Assets			
Current Assets			
Cash and Cash Equivalents		873	378
Accounts Receivable and Accrued Revenues		3,495	1,488
Income Tax Receivable		12	21
Inventories		2,831	1,089
Total Current Assets		7,211	2,976
Restricted Cash		167	-
Exploration and Evaluation Assets, Net	1,11	637	623
Property, Plant and Equipment, Net	1,12	38,488	25,411
Right-of-Use Assets, Net	1,13	2,243	1,139
Income Tax Receivable		202	-
Investment in Equity-Accounted Affiliates	14	530	97
Other Assets	15	468	216
Deferred Income Taxes		102	36
Goodwill	1	2,984	2,272
Total Assets		53,032	32,770
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		4,502	2,018
Short-Term Borrowings	16	266	121
Lease Liabilities	17	287	184
Contingent Payment	18	198	36
Income Tax Payable		58	-
Total Current Liabilities		5,311	2,359
Long-Term Debt	16	13,947	7,441
Lease Liabilities	17	2,885	1,573
Contingent Payment	18	19	27
Decommissioning Liabilities	19	3,835	1,248
Other Liabilities	20	1,018	181
Deferred Income Taxes		2,388	3,234
Total Liabilities		29,403	16,063
Shareholders' Equity		23,618	16,707
Non-Controlling Interest	4	11	-
Total Liabilities and Equity		53,032	32,770
Commitments and Contingencies	28		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)

($ millions)

	Shareholders' Equity							Non-Controlling Interest
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI [1]	Total	
	(Note 21)	(Note 21)	(Note 21)			(Note 22)		(Note 4)
As at December 31, 2019	11,040	-	-	4,377	2,957	827	19,201	-
Net Earnings (Loss)	-	-	-	-	(1,797)	-	(1,797)	-
Other Comprehensive Income (Loss)	-	-	-	-	-	403	403	-
Total Comprehensive Income (Loss)	-	-	-	-	(1,797)	403	(1,394)	-
Stock-Based Compensation Expense	-	-	-	4	-	-	4	-
Dividends on Common Shares	-	-	-	-	(77)	-	(77)	-
As at March 31, 2020	11,040	-	-	4,381	1,083	1,230	17,734	-
As at December 31, 2020	11,040	-	-	4,391	501	775	16,707	-
Net Earnings (Loss)	-	-	-	-	220	-	220	-
Other Comprehensive Income (Loss)	-	-	-	-	-	(117)	(117)	-
Total Comprehensive Income (Loss)	-	-	-	-	220	(117)	103	-
Common Shares Issued (Note 4)	6,111	-	-	-	-	-	6,111	-
Preferred Shares Issued (Note 4)	-	519	-	-	-	-	519	-
Warrants Issued (Note 4)	-	-	216	-	-	-	216	-
Warrants Exercised	1	-	-	-	-	-	1	-
Stock-Based Compensation Expense	-	-	-	5	-	-	5	-
Dividends on Common Shares	-	-	-	-	(35)	-	(35)	-
Dividends on Preferred Shares	-	-	-	-	(9)	-	(9)	-
Non-Controlling Interest	-	-	-	-	-	-	-	11
As at March 31, 2021	**17,152**	**519**	**216**	**4,396**	**677**	**658**	**23,618**	**11**

[1] Accumulated other comprehensive income (loss) ("AOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,
($ millions)

	Notes	Three Months Ended 2021	2020
Operating Activities			
Net Earnings (Loss)		**220**	(1,797)
Depreciation, Depletion and Amortization	8,12,13	**1,045**	943
Exploration Expense	11	**10**	3
Inventory Write-Downs		**16**	588
Deferred Income Tax Expense (Recovery)	9	**27**	(348)
Unrealized (Gain) Loss on Risk Management	25	**(148)**	22
Unrealized Foreign Exchange (Gain) Loss	7	**(139)**	657
Re-measurement of Contingent Payment	18	**187**	(130)
(Gain) Loss on Divestiture of Assets		**(12)**	1
Unwinding of Discount on Decommissioning Liabilities	19	**48**	15
Realized Inventory Write-Down		**(15)**	(25)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**(2)**	19
(Income) Loss From Equity-Accounted Affiliates	14	**(14)**	-
Distribution Received From Equity-Accounted Affiliates		**28**	-
Other		**(110)**	(102)
Settlement of Decommissioning Liabilities		**(11)**	(31)
Net Change in Non-Cash Working Capital	27	**(902)**	310
Cash From (Used in) Operating Activities		**228**	125
Investing Activities			
Capital Expenditures – Exploration and Evaluation Assets	11	**(18)**	(35)
Capital Expenditures – Property, Plant and Equipment	12	**(529)**	(275)
Proceeds From Divestitures		**5**	-
Cash Acquired Through Business Combination	4	**735**	-
Net Change in Investments and Other		**-**	(4)
Net Change in Non-Cash Working Capital	27	**11**	(7)
Cash From (Used in) Investing Activities		**204**	(321)
Net Cash Provided (Used) Before Financing Activities		**432**	(196)
Financing Activities	27		
Issuance (Repayment) of Short-Term Borrowings		**107**	592
Repayment of Long-Term Debt		**-**	(112)
Net Issuance (Repayment) of Revolving Long-Term Debt		**50**	(173)
Principal Repayment of Leases	17	**(75)**	(48)
Proceeds From Exercise of Warrants		**1**	-
Dividends Paid on Common Shares	10	**(35)**	(77)
Dividends Paid on Preferred Shares	10	**(9)**	-
Cash From (Used in) Financing Activities		**39**	182
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**24**	(12)
Increase (Decrease) in Cash and Cash Equivalents		**495**	(26)
Cash and Cash Equivalents, Beginning of Period		**378**	186
Cash and Cash Equivalents, End of Period		**873**	160

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its common shares and warrants are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges and its cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On January 1, 2021, Cenovus and Husky Energy Inc. ("Husky") closed the transaction to combine the two companies through a plan of arrangement ("the Arrangement") (see Note 4). The transaction includes Husky's oil sands, heavy oil and offshore assets and retail segment. The transaction also includes extensive transportation, storage and logistics and downstream infrastructure.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:

Upstream Segments

- **Oil Sands,** includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus's oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC ("BP Canada") and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster Thermal and Cold and Enhanced Oil Recovery assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership ("HMLP"). The sale and transportation of Cenovus's production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Conventional,** includes assets rich in natural gas liquids ("NGLs") and natural gas within the Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and holds interests in numerous natural gas processing facilities. Cenovus's NGLs and natural gas production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Offshore,** which includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. ("HCML") joint venture in Indonesia.

Downstream Segments

- **Canadian Manufacturing,** includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil into synthetic crude oil, diesel fuel and asphalt. Cenovus seeks to maximize the value per barrel from its heavy oil production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.

- **U.S. Manufacturing,** includes the refining of crude oil to produce diesel fuel, gasoline, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the Wood River and Borger refineries (jointly owned with operator Phillips 66) and the Toledo Refinery (jointly owned with operator BP Products North America Inc. ("BP")). Cenovus also markets its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

- **Retail,** includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.

Corporate and Eliminations, which primarily includes Cenovus-wide costs for general and administrative, financing activities, foreign exchange gain and loss and gain and loss on risk management on corporate related derivative instruments. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's crude-by-rail terminal and crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments. Eliminations are recorded at transfer prices based on current market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

To conform to the presentation adopted for the current period's operating segments, the following comparatives prior to January 1, 2021 have been reclassified:

- The Company's market optimization activities, previously reported in the Refining and Marketing segment, have been reclassified to the Oil Sands and Conventional segments.
- The Bruderheim crude-by-rail terminal results, previously reported under the Refining and Marketing segment, have been reclassified to the Canadian Manufacturing segment.
- The refining activities in the U.S. with the operator Phillips 66, previously reported in the Refining and Marketing segment, have been reclassified to the U.S. Manufacturing segment.
- The Company's unrealized gain and loss on risk management, previously reported in the Corporate and Eliminations segment, have been reclassified to the reportable segment to which the derivative instrument relates.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

A) Results of Operations – Segment and Operational Information [1]

	Upstream					
	Oil Sands		Conventional		Offshore	
For the three months ended March 31,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**4,775**	2,434	**776**	222	**431**	-
Less: Royalties [2]	**324**	51	**24**	3	**25**	-
	4,451	2,383	**752**	219	**406**	-
Expenses						
Purchased Product [2]	**718**	405	**381**	61	**-**	-
Transportation and Blending [2]	**1,778**	1,905	**18**	23	**4**	-
Operating [2]	**585**	320	**142**	84	**58**	-
Realized (Gain) Loss on Risk Management	**229**	25	**1**	-	**-**	-
Operating Margin	**1,141**	(272)	**210**	51	**344**	-
Unrealized (Gain) Loss on Risk Management [3]	**(141)**	22	**(1)**	-	**-**	-
Depreciation, Depletion and Amortization	**612**	411	**108**	408	**125**	-
Exploration Expense	**11**	3	**(4)**	-	**(1)**	-
Share of (Income) Loss From Equity-Accounted Affiliates	**-**	-	**-**	-	**(12)**	-
Segment Income (Loss)	**659**	(708)	**107**	(357)	**232**	-

	Downstream					
	Canadian Manufacturing		U.S. Manufacturing		Retail	
For the three months ended March 31,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**806**	27	**3,437**	1,555	**447**	-
Less: Royalties [2]	**-**	-	**-**	-	**-**	-
	806	27	**3,437**	1,555	**447**	-
Expenses						
Purchased Product [2]	**631**	-	**2,920**	1,731	**417**	-
Transportation and Blending [2]	**-**	-	**-**	-	**-**	-
Operating [2]	**93**	11	**405**	209	**19**	-
Realized (Gain) Loss on Risk Management	**-**	-	**21**	(1)	**-**	-
Operating Margin	**82**	16	**91**	(384)	**11**	-
Unrealized (Gain) Loss on Risk Management [3]	**-**	-	**10**	-	**-**	-
Depreciation, Depletion and Amortization	**43**	2	**114**	77	**12**	-
Exploration Expense	**-**	-	**-**	-	**-**	-
Share of (Income) Loss From Equity-Accounted Affiliates	**-**	-	**-**	-	**-**	-
Segment Income (Loss)	**39**	14	**(33)**	(461)	**(1)**	-

[1] Prior periods have been reclassified to conform with the current period's operating segments.
[2] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current treatment of inventory write-downs.
[3] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

For the three months ended March 31,	Corporate and Eliminations		Consolidated	
	2021	2020	**2021**	2020
Revenues				
Gross Sales	**(1,149)**	(223)	**9,523**	4,015
Less: Royalties [1]	**-**	-	**373**	54
	(1,149)	(223)	**9,150**	3,961
Expenses				
Purchased Product [1]	**(973)**	(139)	**4,094**	2,058
Transportation and Blending [1]	**(15)**	(16)	**1,785**	1,912
Operating [1]	**(168)**	(70)	**1,134**	554
Realized (Gain) Loss on Risk Management	**91**	5	**342**	29
Unrealized (Gain) Loss on Risk Management [2]	**(16)**	-	**(148)**	22
Depreciation, Depletion and Amortization	**31**	45	**1,045**	943
Exploration Expense	**-**	-	**6**	3
Share of (Income) Loss From Equity-Accounted Affiliates	**(2)**	-	**(14)**	-
Segment Income (Loss)	**(97)**	(48)	**906**	(1,560)
General and Administrative	**163**	(23)	**163**	(23)
Finance Costs	**244**	107	**244**	107
Interest Income	**(4)**	(1)	**(4)**	(1)
Integration Costs	**223**	-	**223**	-
Foreign Exchange (Gain) Loss, Net	**(117)**	637	**(117)**	637
Re-measurement of Contingent Payment	**187**	(130)	**187**	(130)
(Gain) Loss on Divestiture of Assets	**(12)**	1	**(12)**	1
Other (Income) Loss, Net	**(72)**	(6)	**(72)**	(6)
	612	585	**612**	585
Earnings (Loss) Before Income Tax			**294**	(2,145)
Income Tax Expense (Recovery)			**74**	(348)
Net Earnings (Loss)			**220**	(1,797)

[1] Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current treatment of inventory write-downs.

[2] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.

B) Revenues by Product [1]

For the three months ended March 31,	**2021**	2020
Upstream		
Crude Oil	**4,103**	2,408
NGLs	**618**	50
Natural Gas	**776**	128
Other	**112**	16
Downstream		
Canadian Manufacturing		
Synthetic Crude Oil	**346**	-
Diesel and Distillate	**85**	-
Asphalt	**65**	-
Other Products and Services	**310**	27
U.S. Manufacturing		
Gasoline	**1,768**	782
Diesel and Distillate	**1,231**	578
Other Products	**438**	195
Retail	**447**	-
Corporate and Eliminations	**(1,149)**	(223)
Consolidated	**9,150**	3,961

[1] The results of the Company's market optimization activities have been reclassified to revenues, by product, in the Upstream segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

C) Geographical Information

	Revenues	
For the three months ended March 31,	**2021**	2020
Canada	**5,369**	2,392
United States	**3,477**	1,569
China	**304**	-
Consolidated	**9,150**	3,961

	Non-Current Assets [1]	
As at	**March 31, 2021**	December 31, 2020
Canada	**35,839**	26,041
United States	**5,970**	3,590
China	**2,820**	-
Indonesia	**433**	-
Consolidated	**45,062**	29,631

(1) Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, investment in equity-accounted affiliates, precious metals, intangible assets and goodwill.

D) Assets by Segment [1]

	E&E Assets		PP&E		ROU Assets	
As at	**March 31, 2021**	December 31, 2020	**March 31, 2021**	December 31, 2020	**March 31, 2021**	December 31, 2020
Oil Sands	**631**	617	**24,497**	19,748	**804**	196
Conventional	**6**	6	**2,279**	1,758	**5**	3
Offshore	**-**	-	**2,852**	-	**169**	-
Canadian Manufacturing	**-**	-	**2,423**	176	**418**	392
U.S. Manufacturing	**-**	-	**5,609**	3,476	**252**	114
Retail	**-**	-	**416**	-	**117**	-
Corporate and Eliminations	**-**	-	**412**	253	**478**	434
Consolidated	**637**	623	**38,488**	25,411	**2,243**	1,139

	Goodwill		Total Assets	
As at	**March 31, 2021**	December 31, 2020	**March 31, 2021**	December 31, 2020
Oil Sands	**2,984**	2,272	**31,554**	24,641
Conventional	**-**	-	**2,713**	1,978
Offshore	**-**	-	**3,588**	-
Canadian Manufacturing	**-**	-	**3,163**	578
U.S. Manufacturing	**-**	-	**8,984**	4,363
Retail	**-**	-	**652**	-
Corporate and Eliminations	**-**	-	**2,378**	1,210
Consolidated	**2,984**	2,272	**53,032**	32,770

(1) Prior periods have been reclassified to conform with the current period's operating segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

E) Capital Expenditures [1] [2]

For the three months ended March 31,	2021	2020
Capital Investment		
Oil Sands	218	194
Conventional	66	16
Offshore	26	-
Canadian Manufacturing	4	10
U.S. Manufacturing	205	51
Retail	1	-
Corporate and Eliminations	27	33
	547	304
Acquisition Capital		
Oil Sands	3	5
Conventional	4	1
	7	6
Husky Acquisition (Note 4)		
Oil Sands	5,119	-
Conventional	565	-
Offshore	2,977	-
Canadian Manufacturing	2,283	-
U.S. Manufacturing	2,140	-
Retail	422	-
Corporate and Eliminations	155	-
Total Capital Expenditures	14,215	310

(1) Includes expenditures on PP&E and E&E assets.
(2) Prior periods have been reclassified to conform with the current period's operating segments.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2020, except for income taxes and updates to significant accounting policies as disclosed in Note 3. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended March 31, 2021. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective May 6, 2021.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

As a result of the Arrangement, the Company updated its significant accounting policies, critical accounting judgments and key sources of estimation uncertainty.

Accounting policies, in addition to those noted below, can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's accounts reflect its share of the assets, liabilities, revenues and expenses from the Company's activities that are conducted through joint operations with third parties. A portion of the Company's activities relates to joint ventures, which are accounted for using the equity method of accounting.

An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company's share of the affiliate's profit or loss and other comprehensive income ("OCI").

B) Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:
- Sale of crude oil, NGLs and natural gas.
- Sale of petroleum and refined products.
- Crude oil and natural gas processing services.
- Pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas.
- Fee-for-service hydrocarbon trans-loading services.
- Construction services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with natural gas processing, transportation services and trans-loading services are based, generally on fixed price contracts.

Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.

The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.

C) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.

Other post-employment benefit plans ("OPEB") are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans there is no funding of the benefits before retirement.

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

- Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
- Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
- Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee's base salary was payable if Cenovus achieved, prior to February 12, 2024, a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the "Plan"). In conjunction with the close of the Arrangement, the Plan was terminated and replaced with a synergy-focused incentive plan (the "Incentive Plan"). All employees, except for Executive Officers and unionized employees are eligible. Under the Incentive Plan, a cash award of 15 percent to 30 percent of the employee's base salary is payable if Cenovus achieves greater than $1.0 billion in identified run-rate synergies prior to the end of 2022. The payout is calculated on a sliding scale and includes a performance multiplier for early achievement of synergy targets. The obligation related to the Incentive Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized over the estimated time until payout is achieved, as general and administrative expense.

D) Related Party Transactions

The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value, based on discounted cash flows forecast from those assets. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.

E) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less. When outstanding cheques are in excess of cash on hand and short-term deposits, and the Company has the ability to net settle, the excess is reported in bank operating loans.

Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within 12 months, it is classified as a non-current asset.

F) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion and amortization ("DD&A"), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Oil and Gas Properties

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on total proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Included in oil and gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years. Gross overriding royalty interests ("GORRs") in certain oil and gas properties are depleted using a unit-of-production method.

Manufacturing Assets

The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

• Land improvements and buildings	15 to 40 years
• Office equipment and vehicles	3 to 15 years
• Refining equipment	10 to 60 years

The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

Processing, Transportation and Storage Assets, Retail and Other

Depreciation for substantially all other PP&E is provided using the straight-line method based on the estimated useful lives of assets, which range from three years to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.

The residual value, the method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

G) Share Capital and Warrants

Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company's option and dividends are discretionary and payable only if declared by Cenovus's Board of Directors. Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity.

Warrants issued in the Arrangement are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.

H) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), Cenovus replacement stock options, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). Stock-based compensation costs are recorded in general and administrative expenses, or recorded to PP&E or E&E assets when directly related to exploration or development activities.

Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders' equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

Cenovus Replacement Stock Options

Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When options are settled for cash, the liability is reduced by the cash settlement paid. When options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the option are recorded as share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Costs related to stock-based compensation are recorded to PP&E or E&E assets when directly related to exploration or development activities in the period they occur.

I) Update to Critical Accounting Judgments and Key Sources of Estimation Uncertainty

A full list of critical accounting judgements and key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. The joint arrangements held by the Company are as follows:

- Cenovus holds a 50 percent interest in WRB Refining LP ("WRB").
- Cenovus holds a 50 percent interest in Sunrise Oil Sands Partnership ("Sunrise").
- Cenovus holds a 50 percent interest in BP-Husky Refining LLC ("Toledo").

It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB, Sunrise and Toledo. As a result, the joint arrangements are classified as joint operations and the Company's share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, *"Joint Arrangements"*, the Company considered the following:

- The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are "flow-through" entities.
- The partnership agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of WRB, Sunrise and Toledo is dependent on funding from the partners by way of capital contribution commitments, partnership notes payable and loans.
- WRB and Toledo have third-party debt facilities to cover short-term working capital requirements.
- Sunrise is operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance to the partnership agreement. WRB and Toledo have very similar structures modified to account for the operating environment of the refining business.
- Cenovus, Phillips 66 and BP, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage, on the partners behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and, as such, are not capable of performing these roles.
- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

Recoveries from Insurance Claims

The Company uses estimates and assumptions on the amount recorded for insurance proceeds expected to be received. Accordingly, actual results may differ from these estimated recoveries.

Functional Currency

The functional currency for each of the Company's subsidiaries is a management judgement based on the currency of the primary economic environment in which the subsidiary operates.

Fair Value of Related Party Transactions

The Company transacts with certain related parties, joint arrangements and associates in the normal course of business. Such relationships can have an effect on the financial results of the Company and may lead to differences in the transactions between related parties compared to transactions between unrelated parties. Independent opinions of the fair values may be obtained to confirm the estimated fair value of proceeds.

4. ACQUISITION OF HUSKY

A) Summary of the Acquisition

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through the Arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

The Arrangement combines oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company will be largely integrated, reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, "*Business Combinations*". Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

B) Purchase Price Allocation

Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020 closing share price of $7.75, as reported on the TSX. In addition, 65.4 million common share purchase warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for 36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million.

The preliminary purchase price allocation is based on Management's best estimate of the assets acquired and liabilities assumed. Upon finalizing the value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	January 1, 2021
Consideration	
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	6,866
Identifiable Assets Acquired and Liabilities Assumed	
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,283
Inventories	1,133
Property, Plant and Equipment	13,661
Right-of-Use Assets	1,132
Long-Term Income Tax Receivable	202
Other Assets	198
Investment in Equity-Accounted Affiliates	457
Deferred Income Tax Assets, Net	942
Accounts Payable and Accrued Liabilities	(2,265)
Income Tax Payable	(100)
Short-Term Borrowings	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,441)
Decommissioning Liabilities	(2,560)
Other Liabilities	(745)
Total Identifiable Net Assets	6,154
Goodwill	712

The fair value of trade and other receivables acquired as part of the acquisition was $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected was $36 million.

Goodwill was recognized due to the appreciation of Cenovus's share price at the close of the acquisition and is attributable to the Oil Sands segment where significant operating synergies are expected to be achieved. Goodwill is not deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

C) Integration Costs

Transaction costs from the Arrangement exclude share issuance costs related to common shares, preferred shares and warrants. Integration costs recognized in the Consolidated Statements of Earnings (Loss) include the following:

For the three months ended March 31,	2021
Transaction Costs	65
Integration Related Costs	13
Severance Payments	145
	223

D) Revenue and Profit Contribution

The acquired business contributed revenues of $4.7 billion and segment income of $495 million for the three months ended March 31, 2021.

5. GENERAL AND ADMINISTRATIVE

For the three months ended March 31,	2021	2020
Salaries and Benefits	70	29
Administrative and Other	58	26
Stock-Based Compensation Expense (Recovery)	35	(47)
Other Long-Term Incentive Benefits Expense (Recovery)	-	(31)
	163	(23)

6. FINANCE COSTS

For the three months ended March 31,	2021	2020
Interest Expense – Short-Term Borrowings and Long-Term Debt	142	90
Net (Discount) Premium on Redemption of Long-Term Debt (Note 16)	-	(25)
Interest Expense – Lease Liabilities (Note 17)	44	22
Unwinding of Discount on Decommissioning Liabilities (Note 19)	48	15
Other	10	5
	244	107

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2021	2020
Unrealized Foreign Exchange (Gain) Loss on Translation of:		
U.S. Dollar Debt Issued From Canada	(130)	589
Other	(9)	68
Unrealized Foreign Exchange (Gain) Loss	(139)	657
Realized Foreign Exchange (Gain) Loss	22	(20)
	(117)	637

8. IMPAIRMENT CHARGES

On a quarterly basis, the Company assesses its cash-generating units ("CGUs") for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

2021 Upstream Impairments

As at March 31, 2021, there were no indicators of impairment or reversals for the Company's upstream CGUs.

2020 Upstream Impairments

As at March 31, 2020, the decline in forward commodity prices was identified as an indicator of impairment and the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company determined that the carrying amount was greater than the recoverable amount of certain CGUs and recorded an impairment loss of $315 million as additional DD&A in the Conventional segment. Future cash flows for the CGUs declined primarily due to lower forward commodity prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

The following table summarizes the three months ended March 31, 2020 impairment losses and estimated recoverable amounts as at March 31, 2020 by CGU:

Cash-Generating Unit	Impairment Amount	Recoverable Amount
Clearwater	140	306
Kaybob-Edson	175	414

As at March 31, 2020, there was no impairment of goodwill.

9. INCOME TAXES

The provision for income taxes is:

For the three months ended March 31,	2021	2020
Current Tax		
Canada	12	-
Asia Pacific	34	-
Other International	1	-
Total Current Tax Expense	47	-
Deferred Tax Expense (Recovery)	27	(348)
	74	(348)

For the three months ended March 31, 2021, the Company recorded a current tax expense primarily related to Asia Pacific operations in China, as well as provincial tax from Cenovus operations in Canada.

The preliminary purchase price allocation includes a net deferred tax asset of $942 million as at January 1, 2021. The net deferred tax asset consists of $862 million related to the Company's Canadian jurisdiction, $58 million related to the U.S. and $22 million related to Asia Pacific. The Canadian deferred tax asset has been offset against the deferred tax liability in Canada.

For the three months ended March 31, 2020, the Company recorded a deferred tax recovery due to losses, excluding unrealized foreign exchange losses on long-term debt.

10. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

For the three months ended March 31,	2021	2020
Net Earnings (Loss)	220	(1,797)
Effect of Cumulative Dividends on Preferred Shares	(9)	-
Net Earnings (Loss) – Basic and Diluted	211	(1,797)
Basic - Weighted Average Number of Shares	2,017.4	1,228.9
Dilutive Effect of Warrants	17.3	-
Diluted - Weighted Average Number of Shares	2,034.7	1,228.9
Net Earnings (Loss) Per Share - Basic and Diluted [1] ($)	0.10	(1.46)

[1] Excluded from the calculation of diluted net earnings (loss) per share were $5 million and 1.9 million potential ordinary shares related to the assumed exercise of Cenovus replacement stock options as the impact was anti-dilutive.

B) Common Share Dividends

For the three months ended March 31, 2021, the Company paid dividends of $35 million or $0.0175 per common share (three months ended March 31, 2020 – $77 million or $0.0625 per common share). The declaration of common share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. On May 6, 2021, the Company's Board of Directors declared second quarter dividends of $0.0175 per common share, payable on June 30, 2021, to common shareholders of record as at June 15, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

C) Preferred Share Dividends

For the three months ended March 31,	2021
Series 1 First Preferred Shares	2
Series 2 First Preferred Shares	-
Series 3 First Preferred Shares	3
Series 5 First Preferred Shares	2
Series 7 First Preferred Shares	2
Total Declared and Paid Preferred Share Dividends	**9**

The declaration of preferred share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. On May 6, 2021, the Company's Board of Directors declared second quarter dividends for its Cenovus series 1, 2, 3, 5, and 7 first preferred shares, payable on June 30, 2021, in the amount of $9 million, to preferred shareholders of record as at June 15, 2021.

11. EXPLORATION AND EVALUATION ASSETS, NET

	Total
As at December 31, 2020	623
Additions	18
Exploration Expense	(10)
Change in Decommissioning Liabilities	6
As at March 31, 2021	**637**

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other [1]	Total
COST					
As at December 31, 2020 [2]	29,867	218	5,671	1,290	37,046
Acquisition (Note 4)	8,661	-	4,423	577	13,661
Additions	296	3	206	31	536
Change in Decommissioning Liabilities	(3)	-	-	6	3
Exchange Rate Movements and Other	(10)	-	(163)	(10)	(183)
Divestitures	(48)	-	-	-	(48)
As at March 31, 2021	**38,763**	**221**	**10,137**	**1,894**	**51,015**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2020 [2]	8,361	42	2,195	1,037	11,635
Depreciation, Depletion and Amortization	793	2	136	31	962
Exchange Rate Movements and Other	17	-	(49)	(2)	(34)
Divestitures	(36)	-	-	-	(36)
As at March 31, 2021	**9,135**	**44**	**2,282**	**1,066**	**12,527**
CARRYING VALUE					
As at December 31, 2020 [2]	21,506	176	3,476	253	25,411
As at March 31, 2021	**29,628**	**177**	**7,855**	**828**	**38,488**

[1] Includes retail assets, office furniture, fixtures, leasehold improvements, information technology and aircraft.
[2] PP&E related to periods prior to January 1, 2021 have been reclassified to conform with the current period's presentation of asset classes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

13. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets [1]	Refining Assets	Retail and Other	Total
COST					
As at December 31, 2020 [2]	495	977	15	15	1,502
Acquisition (Note 4)	99	765	138	130	1,132
Additions	1	43	7	3	54
Modifications	1	6	-	-	7
Re-measurement	(2)	-	-	-	(2)
Exchange Rate Movements and Other	-	(10)	(1)	(3)	(14)
As at March 31, 2021	**594**	**1,781**	**159**	**145**	**2,679**
ACCUMULATED DEPRECIATION					
As at December 31, 2020 [2]	58	293	5	7	363
Depreciation	10	61	6	6	83
Exchange Rate Movements and Other	-	(10)	1	(1)	(10)
As at March 31, 2021	**68**	**344**	**12**	**12**	**436**
CARRYING VALUE					
As at December 31, 2020 [2]	437	684	10	8	1,139
As at March 31, 2021	**526**	**1,437**	**147**	**133**	**2,243**

(1) Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2) ROU assets related to periods prior to January 1, 2021 have been reclassified to conform with the current period's presentation of asset classes.

14. JOINT ARRANGEMENTS AND ASSOCIATE

A) Joint Operations

BP-Husky Refining LLC

Cenovus holds a 50 percent interest in Toledo with operator, BP, which owns and operates the Toledo Refinery in Ohio.

Sunrise Oil Sands Partnership

Cenovus, as the operator, holds a 50 percent interest in Sunrise with BP Canada, which owns and operates the oil sands project in northern Alberta.

WRB Refining LP

Cenovus holds a 50 percent interest in WRB with operator, Phillips 66, which owns and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.

A) Joint Ventures

Husky-CNOOC Madura Ltd.

The Company holds 40 percent joint control in HCML, which is engaged in the exploration for and production of oil and gas resources in offshore Indonesia. The Company's share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.

Summarized below is the financial information for HCML accounted for using the equity method.

Results of Operations

For the three months ended March 31,	2021
Revenue	119
Expenses	127
Net Earnings (Loss)	(8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Balance Sheet

As at	March 31, 2021
Current Assets [1]	219
Non-Current Assets	1,488
Current Liabilities	80
Non-Current Liabilities [2]	1,084
Net Assets	543

[1] Includes cash and cash equivalents of $54 million.
[2] Includes deferred revenue of $7 million related to take-or-pay commitments, with respect to natural gas production volumes from the BD field, not taken by the purchaser. Under the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

The Company's share of equity investment of $12 million and carrying amount of share of net assets of $432 million does not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the accounting policies of the joint venture and the Company, and non-current liabilities of the joint venture that are not included in the Company's carrying amount of net assets due to using equity accounting.

Husky Midstream Limited Partnership

The Company holds a 35 percent interest in HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. Power Assets Holdings Ltd. holds a 49 percent interest and CK Infrastructure Holdings Ltd. holds a 16 percent interest in HMLP.

For the three months ended March 31, 2021, HMLP had net earnings of $26 million. The Company's share of equity investment does not equal the 35 percent joint control of the net income of HMLP due to the nature of the profit sharing arrangement as defined in the partnership agreement. The Company's share of earnings will fluctuate depending on certain income thresholds. For the three months ended March 31, 2021, the Company did not recognize its pre-tax net loss relating to HMLP of $7 million, as the carrying value of the Company's interest is $nil.

The carrying value of the Company's interest is $nil due to the decline in forecasted distributions from the partnership profit structure. As a result, the share of equity investment related to a loss is unrecognized. As at March 31, 2021, the Company had $4 million in cumulative unrecognized losses and other comprehensive income, net of tax. The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.

B) Associate

Headwater Exploration Inc.

The Company holds a 26 percent interest in Headwater Exploration Inc. ("Headwater"), a publicly traded exploration and production company, which is engaged in the development of the Marten Hills assets in northern Alberta. The Company's share of equity investment income (loss) related to the associate is included in the Consolidated Statements of Earnings (Loss) in the Corporate and Eliminations segment.

Summarized below is the financial information for Headwater accounted for using the equity method.

For the three months ended March 31,	2021
Net Earnings (Loss) [1]	6
Share of Equity Investment	26%
Proportionate Share of Equity Investment	2

[1] Relates to Headwater's prior quarter's net earnings (loss) due to the timing of reporting dates.

15. OTHER ASSETS

As at	March 31, 2021	December 31, 2020
Intangible Assets	85	89
Private Equity Investments (Note 25)	53	52
Net Investment in Finance Leases	63	52
Long-Term Receivables [1]	138	11
Precious Metals	95	-
Other	34	12
	468	216

[1] Includes insurance proceeds of $97 million, acquired through the Arrangement, related to an incident at the Superior Refinery in 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

16. DEBT AND CAPITAL STRUCTURE

A) Short-Term Borrowings

As at	Notes	March 31, 2021	December 31, 2020
Uncommitted Demand Facilities	i	140	-
WRB Uncommitted Demand Facilities	ii	126	121
Sunrise Uncommitted Demand Credit Facility	iii	-	-
Total Debt Principal		**266**	121

i) Uncommitted Demand Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's uncommitted demand facilities of $975 million, of which $850 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at January 1, 2021, $40 million was outstanding. In addition, there were outstanding letters of credit as at January 1, 2021, aggregating to $427 million.

As at March 31, 2021, the Company has uncommitted demand facilities of $2.5 billion (December 31, 2020 – $1.6 billion) in place, of which $1.5 billion (December 31, 2020 – $600 million) may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at March 31, 2021, in addition to the amount drawn, there were outstanding letters of credit aggregating to $565 million (December 31, 2020 – $441 million).

ii) WRB Uncommitted Demand Facilities

WRB has uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million) available to cover short-term working capital requirements.

iii) Sunrise Uncommitted Demand Credit Facility

Sunrise has an uncommitted demand credit facility of $10 million available for general purposes (the Company's proportionate share – $5 million).

B) Long-Term Debt

As at	Notes	March 31, 2021	December 31, 2020
Revolving Term Debt [1]	i	400	-
Canadian Dollar Unsecured Notes	ii	2,750	-
U.S. Dollar Denominated Unsecured Notes	ii	10,419	7,510
Total Debt Principal		**13,569**	7,510
Net Debt Premiums (Discounts) and Transaction Costs [2]		378	(69)
Long-Term Debt		**13,947**	7,441

[1] Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
[2] Includes $445 million net debt premiums related to the Canadian and U.S. dollar denominated unsecured notes assumed at fair value in the Arrangement.

As at March 31, 2021, the Company is in compliance with all of the terms of its debt agreements. Under the terms of Cenovus's committed credit facilities, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

On March 31, 2021, Cenovus and Husky amalgamated into one company and Cenovus became the direct obligor on all of the Husky notes.

i) Committed Credit Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's committed credit facilities of $4.0 billion. As at January 1, 2021, $350 million was outstanding.

As at March 31, 2021, the Company had in place committed credit facilities of $8.5 billion, including those assumed in the Arrangement, as follows:

- $2.0 billion committed credit facility with a maturity date of June 19, 2022.
- $4.5 billion committed credit facility with a $1.2 billion tranche with a maturity date of November 30, 2022 and a $3.3 billion tranche with a maturity date of November 30, 2023.
- $2.0 billion committed credit facility with a maturity date of March 9, 2024.

ii) Canadian Dollar Unsecured Notes and U.S. Dollar Denominated Unsecured Notes

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's Canadian dollar unsecured notes with a fair value of $2.9 billion (notional value – $2.8 billion) and U.S. dollar denominated unsecured notes with a fair value of $3.4 billion (notional value – US$2.4 billion or C$3.0 billion).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

The principal amounts of the Company's Canadian dollar unsecured notes are:

As at	March 31, 2021	December 31, 2020
3.55% due March 12, 2025	750	-
3.60% due March 10, 2027	750	-
3.50% due February 7, 2028	1,250	-
	2,750	-

The principal amounts of the Company's U.S. dollar denominated unsecured notes are:

	March 31, 2021		December 31, 2020	
As at	US$ Principal Amount	Total C$ Equivalent	US$ Principal Amount	Total C$ Equivalent
3.95% due April 15, 2022	500	629	-	-
3.00% due August 15, 2022	500	629	500	637
3.80% due September 15, 2023	450	566	450	573
4.00% due April 15, 2024	750	943	-	-
5.38% due July 15, 2025	1,000	1,257	1,000	1,273
4.25% due April 15, 2027	962	1,210	962	1,225
4.40% due April 15, 2029	750	943	-	-
5.25% due June 15, 2037	583	733	583	742
6.80% due September 15, 2037	387	486	-	-
6.75% due November 15, 2039	1,390	1,749	1,390	1,770
4.45% due September 15, 2042	155	195	155	198
5.20% due September 15, 2043	58	73	58	74
5.40% due June 15, 2047	800	1,006	800	1,018
	8,285	10,419	5,898	7,510

For the three months ended March 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs.

C) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares or preferred shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Net Debt to Adjusted EBITDA

As at	March 31, 2021	December 31, 2020
Short-Term Borrowings	266	121
Long-Term Debt	13,947	7,441
Less: Cash and Cash Equivalents	(873)	(378)
Net Debt	13,340	7,184
Net Earnings (Loss)	(362)	(2,379)
Add (Deduct):		
Finance Costs	673	536
Interest Income	(12)	(9)
Income Tax Expense (Recovery)	(429)	(851)
Depreciation, Depletion and Amortization	3,566	3,464
Exploration Expense	94	91
Unrealized (Gain) Loss on Risk Management	(114)	56
Foreign Exchange (Gain) Loss, Net	(935)	(181)
Re-measurement of Contingent Payment	237	(80)
(Gain) Loss on Divestitures of Assets	(94)	(81)
Other (Income) Loss, Net	(26)	40
Share of (Income) Loss From Equity-Accounted Affiliates	(14)	-
Adjusted EBITDA [1]	2,584	606
Net Debt to Adjusted EBITDA	5.2x	11.9x

[1] Calculated on a trailing twelve-month basis.

Net Debt to Capitalization

As at	March 31, 2021	December 31, 2020
Net Debt	13,340	7,184
Shareholders' Equity	23,618	16,707
	36,958	23,891
Net Debt to Capitalization	36%	30%

17. LEASE LIABILITIES

	Total
As at December 31, 2020	1,757
Acquisition (Note 4)	1,441
Additions	54
Interest Expense (Note 6)	44
Lease Payments	(119)
Modifications	7
Re-measurement	(2)
Exchange Rate Movements and Other	(10)
As at March 31, 2021	3,172
Less: Current Portion	287
Long-Term Portion	2,885

The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

18. CONTINGENT PAYMENT

	Total
As at December 31, 2020	63
Re-measurement [1]	187
Liabilities Settled or Payable	(33)
As at March 31, 2021	**217**
Less: Current Portion	**198**
Long-Term Portion	**19**

[1] Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the "Acquisition in 2017") from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips"), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average Western Canadian Select ("WCS") crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at March 31, 2021, $33 million was payable under this agreement (December 31, 2020 – $nil).

19. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2020	1,248
Acquisition (Note 4)	2,560
Liabilities Incurred	11
Liabilities Settled	(20)
Liabilities Disposed	(9)
Change in Estimated Future Cash Flows	(2)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	48
Foreign Currency Translation	(1)
As at March 31, 2021	**3,835**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.0 percent as at March 31, 2021 (December 31, 2020 – 5.0 percent). The Company expects to settle approximately $150 million of decommissioning liabilities in 2021.

The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People's Republic of China.

20. OTHER LIABILITIES

As at	March 31, 2021	December 31, 2020
Pension and Other Post-Employment Benefit Plan	306	91
West White Rose Expansion Project Contracts [1]	259	-
Provisions for Onerous Contracts	117	39
Provision for Keystone XL Pipeline Project	100	-
Drilling Provisions	56	-
Employee Long-Term Incentives	45	33
Deferred Revenue	41	-
Other	94	18
	1,018	181

[1] Relates to the West White Rose Expansion Project contracts assumed through the Arrangement on January 1, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

21. SHARE CAPITAL AND WARRANTS

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles. Prior to the close of the Arrangement, Cenovus's articles were amended to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.

B) Issued and Outstanding – Common Shares

| | March 31, 2021 | | December 31, 2020 | |
| | Number of Common Shares | | Number of Common Shares | |
As at	(thousands)	Amount	(thousands)	Amount
Outstanding, Beginning of Year	1,228,870	11,040	1,228,828	11,040
Issued Under the Arrangement (Note 4)	788,518	6,111	-	-
Issued Upon Exercise of Warrants (Note 21D)	100	1	-	-
Issued Under Stock Option Plan (Note 23)	5	-	42	-
Outstanding, End of Period	**2,017,493**	**17,152**	1,228,870	11,040

As at March 31, 2021, there were 29 million (December 31, 2020 – 27 million) common shares available for future issuance under the stock option plan.

C) Issued and Outstanding – Preferred Shares

| | March 31, 2021 | |
| | Number of Preferred Shares | |
As at	(thousands)	Amount
Outstanding, Beginning of Year	-	-
Issued Under the Arrangement (Note 4)	36,000	519
Outstanding, End of Period	**36,000**	**519**

Cenovus Series 1 First Preferred Shares

On March 1, 2021, the Company announced that it did not intend to exercise its right to redeem its series 1 first preferred shares on March 31, 2021. As a result, subject to certain conditions, the holders of series 1 first preferred shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their series 1 first preferred shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their series 1 first preferred shares into series 2 first preferred shares of Cenovus and receive a floating rate quarterly dividend. In March 2021, 274 thousand series 1 first preferred shares were tendered for conversion. As at March 31, 2021, Cenovus had 11 million series 1 first preferred shares issued and outstanding. The new annual fixed-rate dividend applicable to the series 1 first preferred shares for the five-year period commencing March 31, 2021, to, but excluding, March 31, 2026 is 2.58 percent, being equal to the sum of the Government of Canada five-year bond yield of 0.85 percent plus 1.73 percent in accordance with the terms of the series 1 first preferred shares. The annual fixed-rate dividend was 2.40 percent for the previous period ending March 30, 2021.

Cenovus Series 2 First Preferred Shares

On March 1, 2021, the Company announced that it did not intend to exercise its right to redeem its series 2 first preferred shares on March 31, 2021. As a result, subject to certain conditions, the holders of series 2 first preferred shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their series 2 preferred shares and continue to receive an annual floating-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their series 2 preferred shares into series 1 first preferred shares of Cenovus and receive a fixed-rate quarterly dividend. In March 2021, 578 thousand series 2 first preferred shares were tendered for conversion. As at March 31, 2021, Cenovus had 1 million series 2 first preferred shares issued and outstanding. Holders of the series 2 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent. The floating-rate dividend was 1.84 percent for the previous period ending March 30, 2021. The new quarterly floating-rate dividend applicable for the period commencing March 31, 2021 to, but excluding, June 30, 2021 is 1.80 percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Cenovus Series 3 First Preferred Shares

As at March 31, 2021, Cenovus had 10 million series 3 first preferred shares issued and outstanding. Holders of the series 3 first preferred shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.69 percent annually for the initial period ending December 31, 2024 as and when declared by the Company's Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of series 3 first preferred shares will have the right, at their option, to convert their shares into series 4 first preferred shares, subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter. Holders of the series 4 first preferred shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

Cenovus Series 5 First Preferred Shares

As at March 31, 2021, Cenovus had 8 million series 5 first preferred shares issued and outstanding. Holders of the series 5 first preferred shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.59 percent annually for the initial period ending March 31, 2025 as and when declared by the Company's Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of series 5 first preferred shares will have the right, at their option, to convert their shares into series 6 first preferred shares, subject to certain conditions, on March 31, 2025 and on March 31 every five years thereafter. Holders of the series 6 first preferred shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

Cenovus Series 7 First Preferred Shares

As at March 31, 2021, Cenovus had 6 million series 7 first preferred shares issued and outstanding. Holders of the series 7 first preferred shares are entitled to receive a cumulative quarterly fixed dividend yielding 3.94 percent annually for the initial period ending June 30, 2025 as and when declared by the Company's Board of Directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of series 7 first preferred shares will have the right, at their option, to convert their shares into series 8 first preferred shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. Holders of the series 8 first preferred shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

Cenovus Second Preferred Shares

There were no second preferred shares outstanding as at March 31, 2021 (December 31, 2020 – nil).

D) Issued and Outstanding – Warrants

| | March 31, 2021 | |
| | Number of Warrants | |
As at	(thousands)	Amount
Outstanding, Beginning of Year	-	-
Issued Under the Arrangement (Note 4)	65,433	216
Exercised and Common Shares Issued (Note 21B)	(100)	-
Outstanding, End of Period	**65,333**	**216**

The exercise price of the warrants issued under the Arrangement was $6.54.

22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	2	2	399	403
Income Tax Expense	-	-	-	-
As at March 31, 2020	**-**	29	1,201	1,230
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	21	-	(133)	(112)
Income Tax Expense	(5)	-	-	(5)
As at March 31, 2021	**6**	**27**	**625**	**658**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

23. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs. In connection with the Arrangement, at the closing of the transaction on January 1, 2021, outstanding Husky stock options were replaced by Cenovus replacement stock options. Each Cenovus replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The following tables summarize information related to the Company's stock-based compensation plans:

As at March 31, 2021	Units Outstanding (thousands)	Units Exercisable (thousands)
Net Settlement Rights	27,917	17,828
Cenovus Replacement Stock Options	17,352	12,938
Performance Share Units	7,301	-
Restricted Share Units	6,444	-
Deferred Share Units	1,611	1,611

The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at March 31, 2021 was $13.44 and $15.73, respectively.

For the three months ended March 31, 2021	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
Net Settlement Rights	5,847	5
Cenovus Replacement Stock Options	18,882	70
Performance Share Units	5,958	7,906
Restricted Share Units	6,363	8,227
Deferred Share Units	315	40

In the three months ended March 31, 2021, five thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (see Note 21).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2021	2020
Net Settlement Rights	5	4
Cenovus Replacement Stock Options	7	-
Performance Share Units	12	(22)
Restricted Share Units	6	(17)
Deferred Share Units	5	(12)
Stock-Based Compensation Expense (Recovery)	**35**	(47)
Stock-Based Compensation Costs Capitalized	**1**	(14)
Total Stock-Based Compensation	**36**	(61)

24. RELATED PARTY TRANSACTIONS

Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest in HMLP (see Note 14).

As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.

The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or a cost recovery basis with certain restrictions. For the three months ended March 31, 2021, the Company charged HMLP $32 million for construction and management services.

The Company pays an access fee to HMLP for the use of its pipeline systems that are used by Cenovus's blending business. Cenovus also pays HMLP for transportation and storage services. For the three months ended March 31, 2021, the Company incurred costs of $72 million for the use of HMLP's pipeline systems, as well as transportation and storage services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

25. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of private companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of restricted cash, long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2021, the carrying value of Cenovus's long-term debt was $13,947 million and the fair value was $14,826 million (December 31, 2020 carrying value – $7,441 million, fair value – $8,608 million).

Equity investments classified as FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity instruments classified at FVOCI:

	Total
As at December 31, 2020	52
Acquisition	1
As at March 31, 2021	**53**

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and refined products swaps, futures, forwards and, if entered into, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate, natural gas and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	March 31, 2021			December 31, 2020		
	Risk Management			Risk Management		
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	111	29	82	5	58	(53)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2021	December 31, 2020
Level 2 – Prices Sourced From Observable Data or Market Corroboration	82	(53)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to March 31:

	2021
Fair Value of Contracts, Beginning of Year	(53)
Acquisition	(14)
Fair Value of Contracts Realized During the Period	342
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(194)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
Fair Value of Contracts, End of Period	**82**

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate ("WTI") options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.1 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2021, the fair value of the contingent payment was estimated to be $217 million (December 31, 2020 – $63 million).

As at March 31, 2021, average WCS forward pricing for the remaining term of the contingent payment is $57.38 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 37.4 percent and 6.7 percent, respectively.

Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(105)	85
WTI Option Volatility	± five percent	(16)	16
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	7	(9)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2021	2020
Realized (Gain) Loss	342	29
Unrealized (Gain) Loss	(148)	22
(Gain) Loss on Risk Management [1]	**194**	51

Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

26. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

A) Commodity Price, Interest Rate and Foreign Currency Risk

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at March 31, 2021, there were foreign exchange contracts with a notional value of US$69 million outstanding. As at March 31, 2021, there were no interest rate or cross currency interest rate swap contracts outstanding.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to both help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect both near-term and future cash flows. As at March 31, 2021, the fair value of financial positions was a net asset of $82 million and primarily consisted of crude oil, natural gas, condensate and refined products instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Net Fair Value of Risk Management Positions

As at March 31, 2021	Notional Volumes [1] [2]	Terms [3]	Weighted Average Price [1][2]	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts				
WTI Fixed - Sell	56.7 MMbbls	April 2021 - June 2022	US$60.27/bbl	101
WTI Fixed - Buy	20.9 MMbbls	May 2021 - June 2022	US$58.68/bbl	2
Other Financial Positions [4]				(21)
Total Fair Value				82

(1) Million barrels ("MMbbls"). Barrel ("bbl").
(2) Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3) Contract terms represents averages for various individual contracts with different terms and range from one to twenty-one months.
(4) Other financial positions consist of risk management positions related to WCS and condensate differential contracts, Belvieu fixed contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company's U.S. Manufacturing segment and marketing activities.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at March 31, 2021	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI and Condensate Hedges	(209)	209
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Condensate Differential Hedges Tied to Production	40	(40)
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at March 31, 2021, approximately 89 percent of the Company's accruals, joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and substantially all of the Company's accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company's accruals, joint ventures and joint operations, trade receivables and net investment in finance leases was 1.9 percent as at March 31, 2021 (December 31, 2020 – 0.5 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 16, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities and uncommitted demand facilities. As at March 31, 2021, the Company had sources of capital that included:

- $873 million in cash and cash equivalents.
- $8.1 billion available on its committed credit facilities.
- $1.8 billion available on its uncommitted demand facilities, of which $912 million may be drawn for general purposes or the full amount can be available to issue letters of credit.
- US$50 million and $5 million available on the Company's proportionate share of the uncommitted demand facilities from WRB and Sunrise, respectively.

Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2021	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	4,502	-	-	-	4,502
Short-Term Borrowings [1]	267	-	-	-	267
Long-Term Debt [1]	617	3,390	3,938	12,584	20,529
Contingent Payment	198	22	-	-	220
Lease Liabilities [1]	453	791	665	3,364	5,273

As at December 31, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	-	-	-	2,018
Short-Term Borrowings [1]	121	-	-	-	121
Long-Term Debt [1]	385	1,965	1,966	8,627	12,943
Contingent Payment	36	28	-	-	64
Lease Liabilities [1]	254	445	365	1,412	2,476

[1] Principal and interest, including current portion if applicable.

27. SUPPLEMENTARY CASH FLOW INFORMATION

A) Non-Cash Working Capital

Changes in non-cash working capital is as follows:

For the three months ended March 31,	2021	2020
Accounts Receivable and Accrued Revenues	(653)	746
Income Tax Receivable	9	(2)
Inventories	(608)	368
Accounts Payable and Accrued Liabilities	403	(805)
Income Tax Payable	(42)	(4)
Total Non-Cash Working Capital	(891)	303
Cash From (Used in) Operating	(902)	310
Cash From (Used in) Investing	11	(7)
Total Non-Cash Working Capital	(891)	303

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

B) Reconciliation of Liabilities

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:				
Net Issuance (Repayment) of Short-Term Borrowings	-	592	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(173)	-
Common Share Dividends Paid	(77)	-	-	-
Principal Repayment of Leases	-	-	-	(48)
Non-Cash Changes:				
Common Share Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	10	598	53
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(23)	-
Lease Additions	-	-	-	20
Re-measurement of Lease Liabilities	-	-	-	(12)
Other	-	-	(10)	-
As at March 31, 2020	-	602	6,979	1,929
As at December 31, 2020	-	121	7,441	1,757
Acquisition (Note 4)	-	40	6,602	1,441
Changes From Financing Cash Flows:				
Common Share Dividends Paid	(35)	-	-	-
Preferred Share Dividends Paid	(9)	-	-	-
Net Issuance (Repayment) of Short-Term Borrowings	-	107	-	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	50	-
Finance Lease Payments	-	-	-	(75)
Non-Cash Changes:				
Common Share Dividends Declared	35	-	-	-
Preferred Share Dividends Declared	9	-	-	-
Lease Additions	-	-	-	54
Lease Modifications	-	-	-	7
Lease Re-Measurements	-	-	-	(2)
Foreign Exchange (Gain) Loss, Net	-	(2)	(130)	(10)
Finance Costs	-	-	(16)	-
As at March 31, 2021	**-**	**266**	**13,947**	**3,172**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

28. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Future payments for the Company's commitments are below:

As at March 31, 2021	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,130	1,461	1,728	1,635	1,274	13,340	**20,568**
Unconditional Purchase Obligations	1,571	1,141	1,122	1,039	661	3,965	**9,499**
Real Estate [2]	37	45	47	52	57	719	**957**
Obligation to Fund Equity-Accounted Affiliate [3]	39	68	79	79	79	268	**612**
Other Long-Term Commitments	214	188	162	145	117	695	**1,521**
Total Payments [4]	2,991	2,903	3,138	2,950	2,188	18,987	**33,157**

[1] Includes transportation commitments of $8.2 billion (December 31, 2020 – $14.0 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.

[2] Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.

[3] Relates to funding obligations for HCML.

[4] Contracts undertaken on behalf of WRB, Sunrise and Toledo are reflected at Cenovus's 50 percent interest.

The Arrangement resulted in the assumption of Husky's non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $17.6 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved, but are not yet in service.

As at March 31, 2021, there were no amounts included in the transportation and storage commitments related to the Keystone XL pipeline due to the cancellation of the Company's transportation services agreement related to the project (December 31, 2020 - $7.0 billion).

As at March 31, 2021, the Company had commitments with HMLP that include $2.6 billion related to transportation and storage.

As at March 31, 2021, there were outstanding letters of credit aggregating $565 million issued as security for financial and performance conditions under certain contracts (December 31, 2020 – $441 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition in 2017, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at March 31, 2021, the estimated fair value of the contingent payment was $217 million (see Note 18).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

29. PRIOR YEAR SEGMENTED AND OPERATIONAL INFORMATION

Segmented information for the year ended December 31, 2020, December 31, 2019 and December 31, 2018 have been re-presented below to reflect the presentation adopted on January 1, 2021 as described in Note 1.

A) Segmented and Operational Information for 2020

	Upstream			Downstream		
	Oil			**Canadian**	**U.S.**	
For the year ended December 31, 2020	**Sands**	**Conventional**	**Offshore**	**Manufacturing**	**Manufacturing**	**Retail**
Revenues						
Gross Sales	**8,481**	**904**	**-**	**82**	**4,733**	**-**
Less: Royalties [1]	**331**	**40**	**-**	**-**	**-**	**-**
	8,150	**864**	**-**	**82**	**4,733**	**-**
Expenses						
Purchased Product [1]	**939**	**268**	**-**	**-**	**4,429**	**-**
Transportation and Blending [1]	**4,683**	**81**	**-**	**-**	**-**	**-**
Operating [1]	**1,156**	**320**	**-**	**37**	**748**	**-**
Realized (Gain) Loss on Risk Management	**268**	**-**	**-**	**-**	**(21)**	**-**
Operating Margin	**1,104**	**195**	**-**	**45**	**(423)**	**-**
Unrealized (Gain) Loss on Risk Management [2]	**57**	**-**	**-**	**-**	**(1)**	**-**
Depreciation, Depletion and Amortization	**1,687**	**880**	**-**	**8**	**728**	**-**
Exploration Expense	**9**	**82**	**-**	**-**	**-**	**-**
Segment Income (Loss)	**(649)**	**(767)**	**-**	**37**	**(1,150)**	**-**

	Corporate and	
For the year ended December 31, 2020	**Eliminations**	**Consolidated**
Revenues		
Gross Sales	**(609)**	**13,591**
Less: Royalties [1]	**-**	**371**
	(609)	**13,220**
Expenses		
Purchased Product [1]	**(278)**	**5,358**
Transportation and Blending [1]	**(36)**	**4,728**
Operating [1]	**(306)**	**1,955**
Realized (Gain) Loss on Risk Management	**5**	**252**
Unrealized (Gain) Loss on Risk Management [2]	**-**	**56**
Depreciation, Depletion and Amortization	**161**	**3,464**
Exploration Expense	**-**	**91**
Segment Income (Loss)	**(155)**	**(2,684)**
General and Administrative	**292**	**292**
Finance Costs	**536**	**536**
Interest Income	**(9)**	**(9)**
Integration Costs	**29**	**29**
Foreign Exchange (Gain) Loss, Net	**(181)**	**(181)**
Re-measurement of Contingent Payment	**(80)**	**(80)**
(Gain) Loss on Divestiture of Assets	**(81)**	**(81)**
Other (Income) Loss, Net	**40**	**40**
	546	**546**
Earnings (Loss) Before Income Tax		**(3,230)**
Income Tax Expense (Recovery)		**(851)**
Net Earnings (Loss)		**(2,379)**

[1] Inventory write-downs and reversals prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current treatment of inventory write-downs and reversals.

[2] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

B) Segmented and Operational Information for 2019

For the year ended December 31, 2019	Upstream			Downstream		
	Oil Sands	Conventional	Offshore	Canadian Manufacturing	U.S. Manufacturing	Retail
Revenues						
Gross Sales	12,739	935	-	77	8,291	-
Less: Royalties	1,143	30	-	-	-	-
	11,596	905	-	77	8,291	-
Expenses						
Purchased Product [(1)]	1,869	240	-	-	6,735	-
Transportation and Blending	5,152	82	-	-	-	-
Operating	1,067	339	-	41	877	-
Realized (Gain) Loss on Risk Management	23	-	-	-	(16)	-
Operating Margin	3,485	244	-	36	695	-
Unrealized (Gain) Loss on Risk Management [(2)]	92	-	-	-	1	-
Depreciation, Depletion and Amortization	1,543	319	-	7	273	-
Exploration Expense	18	64	-	-	-	-
Segment Income (Loss)	1,832	(139)	-	29	421	-

For the year ended December 31, 2019	Corporate and Eliminations	Consolidated
Revenues		
Gross Sales	(689)	21,353
Less: Royalties	-	1,173
	(689)	20,180
Expenses		
Purchased Product [(1)]	(417)	8,427
Transportation and Blending	(50)	5,184
Operating	(236)	2,088
Realized (Gain) Loss on Risk Management	-	7
Unrealized (Gain) Loss on Risk Management [(2)]	56	149
Depreciation, Depletion and Amortization	107	2,249
Exploration Expense	-	82
Segment Income (Loss)	(149)	1,994
General and Administrative	331	331
Finance Costs	511	511
Interest Income	(12)	(12)
Foreign Exchange (Gain) Loss, Net	(404)	(404)
Re-measurement of Contingent Payment	164	164
(Gain) Loss on Divestiture of Assets	(2)	(2)
Other (Income) Loss, Net	9	9
	597	597
Earnings (Loss) Before Income Tax		1,397
Income Tax Expense (Recovery)		(797)
Net Earnings (Loss)		2,194

(1) Inventory write-downs have been reclassified to purchased product to conform with the current treatment of inventory write-downs.
(2) Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.

Cenovus Energy Inc. – Q1 2021 Interim Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2021

C) Segmented and Operational Information for 2018

| | Upstream | | | Downstream | | |
| | Oil Sands | Conventional | Offshore | Canadian Manufacturing | U.S. Manufacturing | Retail |
For the year ended December 31, 2018						
Revenues						
Gross Sales	**11,975**	**1,071**	**-**	**36**	**9,031**	**-**
Less: Royalties	**473**	**73**	**-**	**-**	**-**	**-**
	11,502	**998**	**-**	**36**	**9,031**	**-**
Expenses						
Purchased Product [1]	**1,933**	**168**	**-**	**-**	**7,160**	**-**
Transportation and Blending	**5,879**	**90**	**-**	**-**	**-**	**-**
Operating	**1,056**	**404**	**-**	**37**	**870**	**-**
Realized (Gain) Loss on Risk Management	**1,551**	**26**	**-**	**-**	**(1)**	**-**
Operating Margin	**1,083**	**310**	**-**	**(1)**	**1,002**	**-**
Unrealized (Gain) Loss on Risk Management [2]	**(169)**	**-**	**-**	**-**	**(5)**	**-**
Depreciation, Depletion and Amortization	**1,439**	**412**	**-**	**7**	**215**	**-**
Exploration Expense	**6**	**2,117**	**-**	**-**	**-**	**-**
Segment Income (Loss)	**(193)**	**(2,219)**	**-**	**(8)**	**792**	**-**

For the year ended December 31, 2018	Corporate and Eliminations	Consolidated
Revenues		
Gross Sales	**(724)**	**21,389**
Less: Royalties	**-**	**546**
	(724)	**20,843**
Expenses		
Purchased Product [1]	**(517)**	**8,744**
Transportation and Blending	**(27)**	**5,942**
Operating	**(183)**	**2,184**
Realized (Gain) Loss on Risk Management	**(22)**	**1,554**
Unrealized (Gain) Loss on Risk Management [2]	**(1,075)**	**(1,249)**
Depreciation, Depletion and Amortization	**58**	**2,131**
Exploration Expense	**-**	**2,123**
Segment Income (Loss)	**1,042**	**(586)**
General and Administrative	**1,020**	**1,020**
Finance Costs	**627**	**627**
Interest Income	**(19)**	**(19)**
Foreign Exchange (Gain) Loss, Net	**854**	**854**
Re-measurement of Contingent Payment	**50**	**50**
(Gain) Loss on Divestiture of Assets	**795**	**795**
Other (Income) Loss, Net	**13**	**13**
	3,340	**3,340**
Earnings (Loss) Before Income Tax		**(3,926)**
Income Tax Expense (Recovery)		**(1,010)**
Net Earnings (Loss)		**(2,916)**

[1] Inventory write-downs have been reclassified to purchased product to conform with the current treatment of inventory write-downs.
[2] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.